

July 18, 2025

Charles T. Cassel , III
Chief Executive Officer
CSLM Digital Asset Acquisition Corp III, Ltd
2400 E. Commercial Boulevard, Suite 900
Ft. Lauderdale, FL 33308

> **Re: CSLM Digital Asset Acquisition Corp III, Ltd**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed July 8, 2025**
> **File No. 333-288156**

Dear Charles T. Cassel III:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1 filed July 8, 2025

Cover Page

1.   We acknowledge your response to prior comment 1 and amended disclosure that the shares redeemed in connection with a charter amendment will not be subtracted from the number of shares used to determine the 25% founder share interest. This disclosure appears to be relevant to the anti-dilution provision of the founder share conversion at the time of the business combination, which is discussed in the subsequent paragraph. Please revise the location of this information accordingly. In addition, please clearly highlight that you will not subtract shares redeemed in a charter amendment, but you will subtract shares redeemed in the business combination in applying the anti-dilution mechanism of the founder share conversion.

2.	Please revise the statement that as a result of any adjustment to the founder shares by way of their surrender, the percentage of the founder shares will remain constant and the shareholders will not be subject to further dilution based upon the extent to which the underwriter's over-allotment is exercised. This information is inconsistent with your dilution table illustrating an increase in dilution when the over-allotment is not exercised. For reference please see Item 1603(a)(6) of Regulation S-K.

Prospectus Summary, page 1

3.	We acknowledge your response to prior comment 9 and amended disclosure. We note your definition for the term 'permitted withdrawal' references Sections 1 (i) , 1 (j) , and 1 (k) of the Investment Management Trust Agreement. As the definition you have provided in the prospectus references information outside the prospectus, please revise here to clearly explain or define the term 'permitted withdrawal,' which may affect the amount shareholders will receive upon redemption of their shares. Please see Securities Act Rule 411(a).

Prior SPAC Experience , page 14

4.	We acknowledge your response to prior comment 4 and amended disclosure. Please revise to describe the current status of Haymaker Acquisition Corp. 4 and Berto Acquisition Corp, including whether it is pending a de-SPAC transaction, still searching for a target, or has liquidated, as requested in the prior comment.

The Offering
Permitted purchases of public shares by our affiliates, page 41

5.	We acknowledge your response to prior comment 7 and amended disclosure. We continue to note disclosures on page 41 stating that there is no restriction on the price that your sponsor and affiliates may pay for such purchases. We also note your revised disclosure that stating if your sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares from public shareholders, they would do so at a price no higher than the price offered through your redemption process. Please revise these disclosures to reconcile the inconsistency.

Risk Factors
We may approve an amendment or waiver of the letter agreement ..., page 79

6.	We acknowledge your response to prior comment 10 and amended disclosure identifying the parties to whom sponsor interests may be transferred; however, you do not describe the circumstances or arrangements under which the sponsor members may transfer their sponsor interests, thereby indirectly transferring your securities (i.e., the founder shares, private units and components thereof). If there are no limitations on transfers of sponsor interests other than as to permitted transferees, please clarify. See Item 1603(a)(6) of Regulation S-K.

	Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso